Filed Pursuant to Rule 424(b)(3)
Registration No. 333-256823

JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 3, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022

This Supplement No. 9 (the "supplement") is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 9 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•our name change;
•the components of NAV as of September 30, 2022;
•the status of our offering;
•the status of our share repurchase plan;
•recent acquisitions of properties; and
•the recent share pricing information.
Name Change
On October 1, 2022, we changed our corporate name to JLL Income Property Trust, Inc., pursuant to the Fourth Articles of Amendment to the Second Articles of Amendment and Restatement of Jones Lang LaSalle Income Property Trust, Inc. In connection therewith, all references to "Jones Lang LaSalle Income Property Trust, Inc." in our prospectus are hereby replaced with "JLL Income Property Trust, Inc."
Components of NAV
The following table provides a breakdown of the major components of our NAV as of September 30, 2022:

	September 30, 2022
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$2,598,952,000	$582,204,000	$132,538,000	$2,188,720,000	$69,300,000	$5,571,714,000
Debt	(953,197,000)	(213,530,000)	(48,610,000)	(802,739,000)	(25,417,000)	(2,043,493,000)
Other assets and liabilities, net	43,738,000	9,798,000	2,231,000	36,834,000	1,167,000	93,768,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$1,689,493,000	$378,472,000	$86,159,000	$1,422,815,000	$45,050,000	$3,621,989,000
Number of outstanding shares	113,377,867	25,356,949	5,766,710	95,354,761	3,023,025
NAV per share	$14.90	$14.93	$14.94	$14.92	$14.90
(1)    The value of our real estate investments was greater than the historical cost by approximately 18.0% as of September 30, 2022.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of September 30, 2022:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	4.60%	4.61%	5.31%	5.49%	6.50%	4.79%
Discount rate/internal rate of return (IRR)	6.30	5.99	6.20	6.45	7.90	6.21
Annual market rent growth rate	3.33	3.42	2.87	2.82	3.07	3.25
Holding period (years)	10.00	10.00	10.00	10.00	21.27	10.07
(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of September 30, 2022:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(3.2)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.5)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $179,117,666 lower than the carrying values at September 30, 2022. The NAV per share would have increased by $0.74 at September 30, 2022 if we were to have included the fair value of our mortgage notes and other debt payable in our methodology to determine NAV.
Status of the Offering
On December 21, 2021, our Second Extended Public Offering was terminated and we commenced our Third Extended Public Offering of up to $3,000,000,000 in shares, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of September 30, 2022, we have received aggregate gross proceeds of approximately $634,423,000 including $227,428,000 from the sale of 15,479,606 Class A shares, $62,589,000 from the sale of 4,306,532 Class M shares, $3,768,000 from the sale of 253,174 Class A-I shares, and $340,638,000 from the sale of 23,484,012 Class M-I shares pursuant to our primary offering. There were $2,065,577,000 in shares of our common stock in our primary offering available for sale. As of September 30, 2022, we have received approximately $71,911,000 pursuant to our distribution reinvestment plan, including $35,720,000 from the sale of 2,475,102 Class A shares, $8,780,000 from the sale of 611,849 Class M shares, $2,543,000 from the sale of 176,259 Class A-I shares, and $24,868,000 from the sale of 1,709,343 Class M-I shares. There were $228,089,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we have raised a total of approximately $4,531,332,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $394,054,485 during the quarter ending September 30, 2022.  As of September 30, 2022, our total NAV across all share classes was approximately $3,621,989,000.
Share Repurchase Plan Status
During the quarter ended September 30, 2022, we redeemed 5,236,843 shares for a total of approximately $78,079,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from October 1, 2022 through December 31, 2022 are limited to approximately $181,099,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisitions
On September 15, 2022, we acquired Ardenwood Portfolio, a two-property life sciences office portfolio totaling 132,000 square feet located in Fremont, California. The purchase price was approximately $80.5 million.
On September 16, 2022, we acquired Greater Sacramento Medical Center, a nearly 18,500 square-foot medical office building located in Rancho Cordova, California. The purchase price was approximately $11.1 million.
On September 27, 2022, we acquired Molly Brook on Belmont, a 180-unit residential property located in North Haledon, New Jersey. The purchase price was approximately $89 million.

On September 30, 2022, we acquired West Phoenix Distribution Center, a 1,200,000 square-foot industrial property located in Glendale, Arizona. The purchase price was approximately $135 million.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from September 1 to September 30, 2022, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
September 1, 2022	$14.94	$14.98	$14.99	$14.98	$14.96
September 2, 2022	$14.94	$14.98	$15.00	$14.98	$14.97
September 6, 2022	$14.94	$14.98	$14.99	$14.98	$14.97
September 7, 2022	$14.95	$14.98	$15.00	$14.99	$14.97
September 8, 2022	$14.95	$14.99	$15.01	$14.99	$14.98
September 9, 2022	$14.95	$14.99	$15.01	$15.00	$14.98
September 12, 2022	$14.96	$14.99	$15.01	$15.00	$14.98
September 13, 2022	$14.96	$15.00	$15.01	$15.00	$14.98
September 14, 2022	$14.96	$15.00	$15.01	$15.00	$14.98
September 15, 2022	$14.96	$15.00	$15.01	$15.00	$14.98
September 16, 2022	$14.96	$15.00	$15.01	$15.00	$14.98
September 19, 2022	$14.96	$15.00	$15.01	$15.00	$14.99
September 20, 2022	$14.94	$14.98	$15.00	$14.99	$14.97
September 21, 2022	$14.96	$15.00	$15.01	$15.00	$14.98
September 22, 2022	$14.95	$14.99	$15.01	$15.00	$14.98
September 23, 2022 (2)	$14.87	$14.89	$14.91	$14.89	$14.87
September 26, 2022	$14.88	$14.90	$14.91	$14.90	$14.88
September 27, 2022	$14.87	$14.90	$14.91	$14.89	$14.87
September 28, 2022	$14.88	$14.90	$14.92	$14.90	$14.88
September 29, 2022	$14.89	$14.91	$14.92	$14.91	$14.89
September 30, 2022	$14.90	$14.93	$14.94	$14.92	$14.90
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2)     On August 9, 2022, our board of directors approved a gross dividend for the third quarter of 2022 of $0.14 per share to stockholders of record as of September 22, 2022. The decrease in share price on September 23, 2022 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.